Exhibit 99.2

Dear Colleagues,

Earlier today, we announced that Valeant has agreed to acquire Salix Pharmaceuticals, a mid-sized specialty pharmaceutical company with a unique focus on gastrointestinal (GI) treatments. This acquisition will create a new platform for Valeant in the GI market, a therapeutic area that has strong growth prospects and a concentrated specialist prescriber population. The press release we issued today is attached.

Headquartered in Raleigh, North Carolina, Salix is a widely recognized GI market leader, with a portfolio of well-known prescription brands such as Xifaxan, Uceris, Relistor, and Apriso as well as the #1 ranked GI sales force in three of the past four years. Salix’s strong pharmaceutical product set, attractive near-term pipeline and dedicated specialty sales team make it an ideal strategic fit for Valeant.

Until the acquisition closes, which we expect to be in the second quarter of 2015, we must continue to operate as separate, independent organizations. In the meantime, we will begin integration planning and expect to share additional details with you in the coming weeks. As there is limited overlap between our companies, there is unlikely to be any impact to Valeant employees.

We also announced that our pending acquisition of Dendreon is expected to close on February 23, 2015. Like the GI market, oncology is another therapeutic area that fits well with Valeant’s business model, and we are looking forward to establishing a strong platform in oncology that can serve as a beachhead for additional tuck-in acquisitions. As with the Salix integration, there is unlikely to be any impact to Valeant employees.

Finally, we released our fourth quarter and full year 2014 financial results today. Due to the ongoing efforts of all of you, we delivered strong results to finish the year and we are well positioned for another year of outperformance in 2015.

On behalf of the entire Valeant leadership team, thank you for your continued hard work and dedication to Valeant.

Best regards,

J. Michael Pearson

Chairman and CEO

Additional Information

The tender offer described in this communication has not yet commenced and this communication is not a recommendation or an offer to purchase or a solicitation of an offer to sell shares of Salix. At the time the tender offer is commenced Sun Merger Sub, Inc. and Valeant will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, with the SEC, and Salix will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Valeant and Salix intend to mail these documents to the stockholders of Salix. These documents, as they may be amended from time to time, will contain important information about the tender offer and stockholders of Salix are urged to read them carefully when they become available. Stockholders of Salix will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Valeant files with the SEC will be made available to all stockholders of Salix free of charge at www.valeant.com. The Solicitation/Recommendation Statement and the other documents filed by Salix with the SEC will be made available to all stockholders of Salix free of charge at www.salix.com.